Exhibit 99.4

JAMES HARDIE INDUSTRIES N.V. – RETURN OF CAPITAL

Participating Organisations are advised that James Hardie Industries N.V. have today announced that Dutch regulatory approval for the capital return approved by shareholders on 15 August 2003 was received on 27 October 2003,

The following indicative timetable will now apply to trading in the Company’s securities.

Announcement of final Dutch regulatory approval	Tuesday, 28 October 2003

Ex-return of capital trading commences	Wednesday, 29 October 2003

Record date	Wednesday, 5 November 2003

Announcement of AUD-equivalent amount of capital return to be paid	Thursday, 6 November 2003

Payment date	Wednesday, 19 November 2003

For more information please refer to the Company’s announcements dated 27 October 2003 and 28 October 2003.

ASX Contact:	Richard Hajzuk

Business Unit	ASX Companies Sydney

Ext. No:	7651

Date:	28 October 2003

No responsibility is accepted for any inaccuracies in the matter published.
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